EXHIBIT 99 (a)(5)	EXHIBIT (a)(5)

431 New Karner Road Albany, NY 12205 Tel: 518.533.2200 Fax: 518.533.2201

October 30, 2003

Dear MTI Employee:

     Mechanical Technology Incorporated (the "Company") recognizes that many stock options previously granted to employees under the Company's stock option plans have exercise prices that are significantly higher than the current market price of our common stock and therefore do not provide the performance or retention incentives for our employees that we intended. To improve such incentives and align the interests of our employees with those of our stockholders in maximizing stockholder value, the Company is pleased to announce that the Company is offering eligible employees the opportunity to exchange their outstanding eligible options (both vested and unvested) under the Company's stock plans for new options that will be granted no earlier than the first business day that is at least six months and one day following the date MTI accepts the eligible option(s) for exchange.

Because of various laws and accounting rules, we cannot simply award you new options immediately and there are other conditions to the offer, so we urge you to carefully read and understand the documents provided with this letter before making any decision. There are also certain risks to participation described in the documents that you should carefully consider.

     You are entitled to participate in this offer if you (a) are an employee of the Company or its subsidiaries on the acceptance date (currently anticipated to be December 22, 2003 and (b) have not received any options with an exercise price of less than $10.00 per share after June 19, 2003.

     Subject to the terms and conditions of the Offer,

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The new options will be exercisable for one (1) share of the Company's common stock for every two (2) shares of the Company's common stock issuable upon exercise of a surrendered option, rounded down to the nearest whole number.

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Each new option will generally have the same vesting schedule on a percentage basis as the corresponding canceled option. However, if you are a "non-exempt" employee within the meaning of the Fair Labor Standards Act (i.e. you are eligible for overtime), any new options granted to you will not be exercisable until six months after the date of the new option grant.

-	A new option granted in exchange for an eligible option will have the same expiration date as the original expiration date of the old option that is accepted in the offer.

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The exercise price of any new options granted by the Company to you in return for your surrendered options will be the fair market value of a share of the Company's common stock on the grant date, which the Company expects to be between June 23, 2004 and July 23, 2004. Under the 1999 Employee Stock Incentive Plan, fair market value is determined by the closing price reported on The Nasdaq National Market on the last trading date prior to the grant date.

     The offer to exchange your options is being made under the terms and subject to the conditions of an Offer to Exchange Outstanding Stock Options and other documents which accompany this document.

The Offer to Exchange Outstanding Stock Options contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the offer and the terms of the stock options that you will be eligible to receive in the event you are able to participate.

     We realize that, in connection with this offer, we are asking you to review a lot of paperwork. It may seem that the documents and process are unnecessary, duplicative, overly technical or just overwhelming. You should understand however that we prepared these materials to comply with applicable laws and accounting rules; we have also tried to make the information as clear and complete as possible.

     The documents provided are:

-   Offer to Exchange Outstanding Stock Options, which sets forth the terms of the Company's offer to exchange options. This document includes a set of Frequently Asked Questions and Summary Term Sheet near the beginning;

- An Election Form, which you will need to complete and return to us before the deadline on December 19, 2003, if you wish to participate in the exchange offer;

- An Exhibit showing your eligible options, which must be marked and submitted with your Election Form, and

-   A Notice of Withdrawal, which you will need to submit before the deadline on December 19, 2003, if you have submitted an Election Form, but then change your mind and no longer wish to participate in the exchange offer.

     If you choose to participate in the exchange offer, you must return a completed Election Form with the attached Exhibit to Sheila Lamb at the offices of the Company at 431 New Karner Road, Albany, NY 12205, no later than 12:00 Noon, Eastern Standard Time, on December 19, 2003. Any Election Form or Notice of Withdrawal received after that deadline will not be accepted.

     Please note that neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the exchange offer. You must make your own decision whether or not to participate. Should you choose not to participate, no further action is required of you.

     If you have any questions about the exchange offer, please review the documents provided. We are also scheduling two meetings; one at Company headquarters and one at MTI Instruments, Inc., with employees to answer questions; if you still have questions, you may e-mail Sheila Lamb at slamb@mechtech.com.

Sincerely,

Dale Church
CEO